August 4, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (516) 706-8440

Mr. Steven Cohen, President
North Shore Capital Advisors Corp.
20 Marlin Lane
Port Washington, New York 11050

      Re:	North Shore Capital Advisors Corp.
      Amendment No. 1 to Registration Statement on Form 10-SB
      Filed June 21, 2005
		File No. 000-51245

Dear Mr. Cohen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Although you have coded your exhibits under the proper general headings, you have not distinguished between multiple exhibits under the same heading. For example, Exhibits 10.1, 10.2, 10.3, etc, are all listed generically under Exhibit 10. Please revise these headings to reflect each document.


At the request of the Division of Market Regulation, we have included the following comment:

2. In response to comment 2, you have modified your financial consulting agreements to reflect a change in NSCA`s compensation structure. However, because the agreements continue to show that the
Company plans to act as an intermediary in exchange for fees based on the completion of financing deals that may involve securities transactions, we do not agree with your position that the Company`s activities do not require it to be registered with the Commission as a broker-dealer. Therefore, we reissue comment 2. If you find that you are unable to comply with Section 15 of the Securities Exchange
Act of 1934, please disclose that you may be acting in violation of the broker-dealer registration requirements under the Exchange Act.

At the request of the Division of Investment Management, we have included the following comment:

3. In response to comment 3, you state that you are unaware of any reason why you would be required to comply with the Investment Advisers Act of 1940 (the "Act"). Section 202(a)(11) of the Act defines an investment adviser to be: "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities" unless the person meets certain exceptions. You state that NSCA is providing "corporate advisory services . . . including business and asset valuations," that NSCA "advises Telmarc with respect to investment opportunities," that NSCA "evaluat[es] potential investments for Rivkalex," and that NSCA "advise[s] TGC and its portfolio companies . . . with respect to potential investments."
It therefore appears that NSCA meets the definition of investment adviser. (See Applicability of the Investment Advisers Act to Financial Planners, Pension Consultants, and Other Persons Who Provide Investment Advisory Services as a Component of Other Financial Services, Investment Advisers Act Rel. No. 1092 (Oct. 8,
1987)). Therefore, we reissue comment 3. Please provide a written response explaining whether NSCA does in fact meet the definition of investment adviser. In addition, if NSCA does meet the definition of investment adviser, please explain how NSCA will comply with the registration obligations under the Act.

Exhibits

4. Please briefly explain the circumstances under which your agreement with the Merton Group was terminated. We note they are no longer included among your client agreement exhibits.

5. Your employment agreement with Mr. Cohen provides that he "may not engage in any activity which is competitive with the business of the
Company." Please explain how Mr. Cohen intends to remain the principal of Gold Coast Advisors, providing advice as to investment in securities, without violating his employment agreement.

Closing Comments

       As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


If you have any questions please contact Kathryn McHale at (202)
551-
3464 or me at (202) 551-3418.

								Sincerely,



								William Friar
								Senior Financial Analyst

cc:	David Selengut
      Ellenoff, Grossman, & Scholl
      370 Lexington Avenue, 19th Fl.
      New York, NY 10017
	Facsimile: (212) 370-7889
Mr. Steven Cohen
North Shore Capital Advisors Corp.
August 4, 2005
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